June 24, 2025

Paul Warley
Chief Executive Officer
Ascent Solar Technologies, Inc.
12300 Grant Street
Thornton, CO 80241

        Re: Ascent Solar Technologies, Inc.
            Draft Registration Statement on Form S-1
            Submitted June 20, 2025
            CIK No. 0001350102
Dear Paul Warley:

       This is to advise you that we do not intend to review your registration statement.

         We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4)
or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration.
We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing